

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

<u>Via E-mail</u>
Gil Van Bokkelen
Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue,
Cleveland, Ohio 44115

      Re: Athersys, Inc.
               Form 10-K
               Filed March 13, 2014
               File No. 001-33876

Dear Dr. Van Bokkelen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ *Bryan J. Pitko* <u>for</u>

               Jeffrey P. Riedler
               Assistant Director